

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2024

Neil Dey
Chief Executive Officer
Bluejay Diagnostics, Inc.
360 Massachusetts Avenue, Suite 203
Acton, MA 01720

      Re: Bluejay Diagnostics, Inc.
          Registration Statement on Form S-1
          Filed June 17, 2024
          File No. 333-280253

Dear Neil Dey:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Richie at 202-551-7857 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc: Brian C. O'Fahey